April 8, 2010

Pamela A. Long

Assistant Director

Division of Corporation Finance

Mail Stop 4631

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Long:

We acknowledge the receipt of your letter dated March 30, 2010 regarding the SEC staff’s review of Federated’s Form 10-K for the year ended December 31, 2009. We are currently involved in the financial reporting close for the first quarter 2010 and the preparation of the related Form 10-Q filing. In order to provide a thorough response, we respectfully request additional time to review and respond to the comments in your letter. It is our intention to provide a response to your letter no later than April 30, 2010.

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If you have any questions, please contact Stacey Friday at 412-288-1244.

Sincerely,

/s/ Denis McAuley III
Denis McAuley III
Principal Accounting Officer